May 28, 2019

Craig Ellins
Chief Executive Officer
One World Pharma, Inc.
3471 West Oquendo Road, Suite 301
Las Vegas, NV 89118

       Re: One World Pharma, Inc.
           Amendment No. 1 to Current Report on Form 8-K
           Filed April 30, 2019
           File No. 333-200529

Dear Mr. Ellins:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K

Description of the Business, page 2

1. Please revise this section to disclose in greater detail the current stage of your business, including your principal products and their pricing, distribution methods, status of new products, and your target market(s). Refer to Item 101(h) of Regulation S-K. Your disclosure should clearly state the current status of development, the steps you have taken toward your planned operations, your intended customers and the market(s) in which you plan to distribute your products, your anticipated timeline, and the steps that remain.
2. We note your statement that you plan to be the "worldwide industry leader" in the production and manufacturing of raw cannabis and hemp plant ingredients. Given the substantial competition in the industry, please tell us why you believe you could be the worldwide industry leader. Please also explain what it means that you are planning to use raw cannabis and hemp plant ingredients for "industrial use."
 Craig Ellins
FirstName LastNameCraig Ellins
One World Pharma, Inc.
Comapany NameOne World Pharma, Inc.
May 28, 2019
May 28, 2019 Page 2
Page 2
FirstName LastName
3. Please revise to disclose what you mean by "cannabis micropropagation techniques" and the basis for your belief that these techniques cultivate genetically superior cannabis and hemp derived products. Please also explain what you mean by "GAP/GMP/EU
         Pharmacopoeia standards."
History and Background, page 3

4. Please disclose that these licenses were granted by the Colombian government. Please also disclose the grant dates and expiration dates for each of your licenses. Please also clarify whether these licenses will permit you to export your products outside of
         Colombia.
Industry, page 4

5. We note your disclosure on page 4 which you broadly cite "[v]arious third-party studies"
         to support the suggestion that medicinal cannabis has shown, or has the potential to show, efficacy for the treatment of a number of diseases. Conclusions regarding efficacy are generally within the sole authority of the relevant government entity regulating drugs.
         Please delete the statements in this section stating that medical cannabis is effective in treating various diseases unless you can indicate that a specific drug has been approved by a regulatory entity for the treatment of an identified indication. You may replace these statements with descriptions of the third-party studies or clinical trials and the resulting data, without drawing conclusions as to efficacy. The discussion should include all material information about the studies or trials, including the name of the person conducting the trial or study and the structure of the trial or study. Regulation, page 4

6. Please revise this section to clearly explain existing or probable governmental regulations on your business. Please ensure that your disclosure addresses any approval you may need from any government entity to operate your business as currently contemplated, including the National Food and Drug Surveillance Institute and the National Narcotics
         Fund, as well as any regulations governing the export and import of your product, as contemplated by your business. Your disclosure should include applicable regulations in your targeted markets. Please also clarify whether you intend to sell your products in the
         U.S. market. Please expand your disclosure to discuss the activities conducted at your principal executive office, and state whether you believe you will be subject to the U.S.
         Controlled Substances Act or the Controlled Substances Import and Export Act or subject to regulation by the U.S. Food and Drug Administration. Refer to Item 101(h)(4)(ix) of
         Regulation S-K.
7. Please discuss the quota amounts you have for the current calendar year, including whether your quotas are crop quotas or manufacturing quotas and whether they are sufficient to cover current plans for your business.
 Craig Ellins
FirstName LastNameCraig Ellins
One World Pharma, Inc.
Comapany NameOne World Pharma, Inc.
May 28, 2019
May 28, 2019 Page 3
Page 3
FirstName LastName
Risk Factors
United States Regulation, page 11

8. This risk factor assumes approval to distribute your products in the United States. Please disclose the approval you would need to enter the U.S. market and disclose that your operations could be found in violation of the U.S. federal Controlled Substances Act.
Directors and Executive Officers, Promoters and Control Persons, page 20

9. Please provide clear disclosure regarding the business experience of Bruce Raben and Dr.
         Kenneth Perego, II during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K. In particular, please discuss Dr. Kenneth Perego's involvement with CB Medical, LLC.
Executive Compensation, page 21

10. You indicate in this section that you paid Mr. Ellins a salary in 2018, but the disclosure in your Form 10-K for the fiscal year ended December 31, 2018 states that you did not pay any compensation to any director or executive officer. Please reconcile your disclosure.
Recent Sales of Unregistered Securities, page 25

11. We note that from September 2, 2014 through immediately prior to the Merger, you sold or issued an aggregate of 447,500 shares of common stock to officers, directors, employees, and other investors for cash, services rendered and services to be rendered.
         We further note your disclosure on page 8 that you raised $1,950,000 from the sale of common stock subsequent to December 31, 2018. Please revise to disclose all securities sold by you within the past three years that were not registered under the Securities Act.
         Please include all information required by Item 701 of Regulation S-K, including the date of the sale and the title and amount of securities, the name or identify the class of persons to whom the securities were sold, consideration, and the exemption from registration claimed.
Exhibit Index , page 28

12. We note your disclosure on page 2 that you have 221 acres available for expansion under an exclusive contract. Please file this agreement as exhibit or tell us why you do not believe you are required to do so.
 Craig Ellins
FirstName LastNameCraig Ellins
One World Pharma, Inc.
Comapany NameOne World Pharma, Inc.
May 28, 2019
May 28, 2019 Page 4
Page 4
FirstName LastName
Exhibt 99.2
OWP Ventures, Inc. Audited Financial Statements
Notes to Consolidated Financial Statements
Note 3 - Acquisition, page F-10

13.      Please address each of the following:
           As One World Pharma SAS appears to be OWP Ventures, Inc.'s predecessor, include, in the filing, audited statements of operations and cash flows for One World Pharma
            SAS for the period January 1, 2018 through May 30, 2018.
           Provide us an analysis supporting the $162,051 fair value of total consideration transferred. Include in your response the basis for valuing OWP Ventures, Inc.'s
            10,200,000 shares of common stock at $0.0001 per share and what other current liabilities of $168,548 represents. Tell us how your accounting complies with ASC
            805-30-30-1, 30-2 and 30-7.
           Explain to us your consideration with regard to the four licenses received by One
            World Pharma SAS as indicated under "Background and History" on page 3 of your filing in determining the identifiable assets acquired and the liabilities assumed. Tell us how your accounting complies with ASC 805-20.
           Tell us why the "Consideration paid in excess of fair value
(Negative
            Goodwill)" resulted in recording a credit to additional paid-in capital rather than a debit to goodwill, an asset, pursuant to ASC 805-30-30-1.
Note 4 - Investment, page F-10

14. Please provide us an analysis with reference to authoritative literature supporting you accounting for the acquisition of 875,000 shares of the issued and outstanding common stock, on a 1:4 split adjusted basis, of One World Pharma, Inc. from the majority shareholder for $350,000 as a business combination including whether the assets acquired and liabilities assumed constitute a business. Further, support for us with reference to authoritative literature your accounting treatment for the $349,420 goodwill as "additional paid-in capital due to the subsequent reverse merger."
Exhibit 99.3
Note 2   Pro Forma Adjustments, page 5

15. If OWP Ventures, Inc. is the accounting acquirer in the merger transaction, provide us your analysis supporting your presentation of the accumulated deficit and other equity balances, as adjusted for shares outstanding after the merger, of One World Pharma, Inc.
         as the historical results of the combined company rather than that of OWP Ventrues,
         Inc. Refer to ASC 805-40-45-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Craig Ellins
One World Pharma, Inc.
May 28, 2019
Page 5

       You may contact Rolf Sundwall at 202-551-3105 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameCraig Ellins
                                                          Division of
Corporation Finance
Comapany NameOne World Pharma, Inc.
                                                          Office of Healthcare
& Insurance
May 28, 2019 Page 5
cc:       Alison Newman, Esq.
FirstName LastName